Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2021, The Greenrose Holding Company Inc. (“we,” “our,” “us,” “Greenrose” or the “Company”) had the following [four] classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	units, consisting of one share of Common Stock (defined below) and one redeemable Public Warrant (the “Public Warrants”), with each Public Warrant entitling the holder thereof to purchase one share of Common Stock (the “Units”),

(ii)	shares of Common Stock of the Company, $0.0001 par value per share (the “Common Stock”),

(iii)	callable public Public Warrants, with each Public Warrant exercisable for one share of Common Stock for $11.50 per share (the “Public Warrants”), and

(iv)	non-callable private Public Warrants, with each Public Warrant exercisable for one share of Common Stock for $11.50 per share (the “Private Warrants” and together with the Public Warrants, the “Warrants”).

Pursuant to our Charter, the total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 151,000,000 of which 150,000,000 shares shall be Common Stock of the par value of $0.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share.

The following description summarizes the material terms of our capital stock and, as noted above, does not purport to be complete and is qualified in its entirety by reference to our second amended and restated certificate of incorporation, as amended (the “Charter”), and our amended and restated bylaws, as amended (the Bylaws”), both of which are incorporated by reference as exhibits to this Annual Report on Form 10-K (the “Report”) of which this Exhibit is a part, and certain provisions of Delaware law.

Defined terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Report.

Units

Each unit consists of one share of Common Stock and one redeemable Public Warrant. Each Public Warrant entitles the holder thereof to purchase one share of Common Stock exercisable at $11.50 per full share.

Common Stock

The Company’s authorized capital stock consists of 150,000,000 shares of Common Stock, par value $0.0001 per share; and 1,000,000 shares of Preferred Stock, par value $0.0001 per share.

Voting Rights

The Charter provides that, subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the outstanding shares of Common Stock of the Company will vote together as a single class on all matters with respect to which stockholders of the Company are entitled to vote under applicable law, the Charter or the Bylaws or upon which a vote of stockholders generally entitled to vote is otherwise called for by the Company, except that, except as may otherwise be required by applicable law, each holder of Common Stock will not be entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either voting separately as a single class or together as a class with the holders of any other outstanding series of Preferred Stock, to vote thereon pursuant to the Charter or the DGCL.

Dividends

We have not paid any cash dividends on our shares of Common Stock to date and do not intend to pay cash dividends [for the foreseeable future]. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition as a result of ongoing operations. The payment of any dividends at any time will be within the discretion of our then board of directors (the “Board”). It is the present intention of the Board to retain all earnings, if any, for use in our business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

No Preemptive Rights

The Charter does not provide the holders of Common Stock with preemptive rights.

Liquidation, Dissolution or Winding Up

The Charter provides that upon the liquidation, dissolution or winding up of the Company (either voluntary or involuntary), the holders of Common Stock will be entitled to share ratably in the assets and funds of the Company that are available for distribution to stockholders of the Company.

Preferred Stock

Our Charter provides that shares of Preferred Stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able, without stockholder approval, to issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of our Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no Preferred Stock outstanding at the date hereof. Although we do not currently intend to issue any shares of Preferred Stock, we cannot assure you that we will not do so in the future.

As of December 31, 2021, no shares of Preferred Stock have been issued and there are no shares of Preferred Stock outstanding.

Public Warrants

Exercise

Each Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below. However, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares of Common Stock. The Public Warrants would become exercisable the later of twelve months from the date of the initial public offering, or February 20, 2021, and thirty days after the completion of the Company’s initial business combination, which we call the Theraplant Merger. The Theraplant Merger was completed on November 26, 2021, and therefore the Public Warrants became exercisable on December 26, 2021 (the “Exercisable Date”). Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants is not effective by the Exercisable Date, Public Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis.

In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of Common Stock for the five (5) trading days ending on the trading day prior to the date of exercise. The Public Warrants will expire on November 26, 2026, the fifth anniversary of our completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Call/Redemption

We may call the Public Warrants for redemption, in whole and not in part, at a price of $0.01 per Public Warrants,

●	at any time after the Public Warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder, if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to Public Warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Public Warrants.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Public Warrantwill have no further rights except to receive the redemption price for such holder’s Public Warrant upon surrender of such Public Warrant.

The redemption criteria for our Public Warrant have been established at a price which is intended to provide Public Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Public Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Public Warrant.

If we call the Public Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Common Stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants.

The Public Warrants were issued in registered form under a Public Warrant agreement between Continental Stock Transfer & Trust Company, as Public Warrant agent, and us. The Public Warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Public Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Common Stock issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Public Warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.

The Public Warrants may be exercised upon surrender of the Public Warrant certificate on or prior to the expiration date at the offices of the Public Warrant agent, with the exercise form on the reverse side of the Public Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Public Warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Under the terms of the warrant agreement, we have agreed to use our best efforts to have declared effective a prospectus relating to the shares of Common Stock issuable upon exercise of the Public Warrants and keep such prospectus current until the expiration of the Public Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of Common Stock issuable upon exercise of the Public Warrants, holders will be unable to exercise their Public Warrants for cash and we will not be required to net cash settle or cash settle the Public Warrant exercise.

Public Warrant holders may elect to be subject to a restriction on the exercise of their Public Warrants such that an electing Public Warrant holder would not be able to exercise their Public Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of Common Stock outstanding.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Common Stock to be issued to the Public Warrant holder.

Private Warrants

The Private Warrants, as well as any warrants underlying additional units we issue to Greenrose Associates, LLC, our sponsor, or our officers, directors or their affiliates in payment of working capital loans made to us, will be identical to the Public Warrants underlying the Units except that (i) such Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and (ii) will not be redeemable by us, in each case so long as they are still held by our sponsor or its permitted transferees.

Accounting Treatment

Due to certain provisions contained in our warrant agreement, both the Public Warrants and the Private Warrants will be treated as a derivative liability and we will be required to record the fair value of each Warrant as a liability in accordance with the guidance contained in ASC 815-40. As a result, each quarter, we will be required to determine the fair value of each Warrant and record the change on the value of the Warrants from the prior quarter as a gain or a loss on our income statement, which will change the value of the liability for the Warrants on our balance sheet.

Transfer Agent and Warrant Agent

As of December 31, 2021, the transfer agent for our common stock and warrant agent for our warrants was Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

In February 2022, Greenrose engaged Odyssey Trust Company as its transfer agent. Continental Stock Transfer & Trust Company continues to serve as our warrant agent.

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